PROSPECTUS





                              TETRA TECH, INC.

                        56,848 SHARES OF COMMON STOCK

                                ---------------

          The 56,848 shares (the "Shares") of Common Stock, par value $.01 per share ("Common Stock"), of Tetra Tech, Inc. ("Tetra Tech" or the "Company") offered hereby are to be sold by the persons named herein under "Selling Stockholders."

            INVESTORS SHOULD CONSIDER THE INFORMATION SET FORTH IN THIS PROSPECTUS BEGINNING ON PAGE 5 UNDER "RISK FACTORS" PRIOR TO PURCHASE.

          Holders of the Shares may resell the Shares from time to time in transactions on the Nasdaq National Market, and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers. See "Plan of Distribution." Sales of the Shares may be effected by selling such securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers thereof. Such sellers and any broker-dealer who acts in connection with the sales of Shares may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

          None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being registered hereby. See "Plan of Distribution."

                                ---------------

          The Common Stock is traded on the Nasdaq National Market under the symbol "WATR." On August 31, 1998, the reported closing price of the Common Stock on the Nasdaq National Market was $20 7/8 per share.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or in the facts herein set forth since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                ---------------

                  THE DATE OF THIS PROSPECTUS IS SEPTEMBER 1, 1998

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. In addition the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

          The Company has filed with the Commission a registration statement on Form S-3 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This
Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.
Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at: Citicorp Center,
500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          This Prospectus incorporates by reference certain documents relating to the Company which are not delivered herewith. These documents (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available without charge, upon oral or written request by any person, including any beneficial owner, to whom this Prospectus is delivered, from the Company, 670
N. Rosemead Boulevard, Pasadena, California 91107-2190, telephone number
(626) 351-4664, Attention:  Richard A. Lemmon, Vice President and Secretary.

          The following documents have been filed with the Commission pursuant to the Exchange Act (File No. 0-11695) and are incorporated in this Prospectus by reference and are made a part hereof:

               1. Annual Report on Form 10-K for the fiscal year ended September 28, 1997 (the "Tetra Tech 10-K"), as filed with the Commission on December 26, 1997;

               2. Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 1997, as filed with the Commission on February 10, 1998;

               3. Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998, as filed with the Commission on May 13, 1998;

               4. Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1998, as filed with the Commission on August 11, 1998;

               5. Current Report on Form 8-K for event of December 31, 1997, as filed with the Commission on January 15, 1998;

               6. Current Report on Form 8-K/A (Amendment No. 1) for event of December 31, 1997, as filed with the Commission on March 16, 1998;

               7. The portions of Tetra Tech's Proxy Statement for the Annual Meeting of Stockholders held on February 11, 1998 that have been incorporated by reference into the Tetra Tech 10-K, as filed with the Commission on January 9, 1998;

               8. The portions of Tetra Tech's Annual Report to Stockholders for the fiscal year ended September 28, 1997 that have been incorporated by reference into the Tetra Tech 10-K, as filed with the Commission on December 26, 1997; and

               9. The description of the Company's Common Stock which is contained in the Registration Statement on Form 8-A, filed with the Commission on November 13, 1991, including any amendments or reports filed for the purpose of updating such description.

          All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  RISK FACTORS

          AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY REVIEW THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

          THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH BELOW, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. PROSPECTIVE PURCHASERS ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, WITHOUT LIMITATION, THE RISKS OUTLINED IN THIS SECTION.

          POTENTIAL LIABILITY AND INSURANCE. Because of the type of projects in which the Company is or may be involved, the Company's current and anticipated future services may involve risks of potential liability under Superfund, common law or contractual indemnification agreements. It is difficult to assess accurately the magnitude of potential risks to the Company.

          The Company maintains two comprehensive general liability policies, both in the amount of $1,000,000. These amounts, together with two $9,000,000 umbrella policies, provide total general liability coverage of $10,000,000 for the Company's resource management and infrastructure business segments and coverage of $10,000,000 for its telecommunications business segment. The Company's professional liability insurance ("E&O") policy, which includes pollution coverage, for 1998 provides $10,000,000 in coverage for resource management and infrastructure business segments, with a $100,000 self-insured retention. The same E&O policy covers the telecommunications segment with a sublimit of $1,000,000 for each claim and $1,000,000 in the aggregate. The Company procures insurance coverage through a broker who is experienced in the engineering field. The broker, together with the Company's Risk Manager, review the Company's risk/insurance programs with those of the Company's competitors and clients. This review, combined with historical experience, claims history and contractual requirements, allows the Company to determine the adequate amount of insurance. However, because there are various exclusions and retentions under the Company's insurance policies, there can be no assurance that all liabilities that may be incurred by the Company are subject to insurance coverage. In addition, the E&O policy is a "claims made" policy which only covers claims made during the term of the policy. If a policy terminates and retroactive coverage is not obtained, a claim subsequently made, even a claim based on events or acts which occurred during the term of the policy, would not be covered by the policy. In the event the Company expands its services into new markets, no assurance can be given that the Company will be able to obtain insurance coverage for such activities or, if insurance is obtained, that the dollar amount of any liabilities incurred in connection with the performance of such services will not exceed policy limits. The premiums to be paid by the Company for its E&O policies during fiscal 1998 are approximately $890,000.

          The Company evaluates and determines the risk associated with uninsured claims. In the event the Company determines that an uninsured claim has potential liability, the Company establishes an appropriate reserve. The Company does not establish a reserve if it determines that the claim has no merit. The Company's historical levels of insurance coverage and reserves have been shown to be adequate. However, a partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on the Company.

          SIGNIFICANT COMPETITION. The market for the Company's services is highly competitive. The Company competes with many other firms, ranging from small local firms to large national firms having greater financial and marketing resources than the Company. The Company performs engineering and consulting services across a broad spectrum of business areas, primarily in the resource management, infrastructure, and the telecommunication service business areas. Services within these business areas are provided to a client base including Federal (Departments of Defense, Interior and Energy; U.S. Environmental Protection Agency; and the U.S. Postal Service), state and local agencies, as well as the commercial sector. The range of competitors for any one procurement can vary from ten to 100 firms, depending upon the relative value of the project, the financial terms and risks associated with the work, and any restrictions placed upon competition by the customer. Historically, competition has been based primarily on the quality and timeliness of service. However, the Company believes that price has become an increasingly important competitive factor. The Company believes that its principal competitors include Dames & Moore, Inc., E.A. Engineering Science & Technology, ICF Kaiser International, Inc., International Technology Corp., TRC Companies, Inc., URS Consultants, Inc., Roy F. Weston, Inc., Castle Tower Corporation and OSP Consultants, Inc.

          CONTRACTS. The Company's contracts with Federal and State governments and some of its other client contacts are subject to termination at the discretion of the client. Some contracts made with the Federal government are subject to annual approval of funding and audits of the Company's rates. Limitations imposed on spending by Federal government agencies may limit the continued funding of the Company's existing contracts with the Federal government and may limit the Company's ability to obtain additional contracts. These limitations, if significant, could have a material adverse effect on the Company.

          All of the Company's contracts with the Federal government are subject to audit by the government, primarily by the Defense Contract Audit Agency (the "DCAA"), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audit, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. A disallowance of costs by the DCAA could have a material adverse effect on the Company. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit, except as further described. There can be no assurance that DCAA audits will not result in material cost disallowances in the future. The Company's government contracts are also subject to renegotiation of profits in the event of a change in the contractual scope of work to be performed.

          In September 1995, the Company acquired Tetra Tech EM Inc. (formerly known as PRC Environmental Management, Inc.; "EMI"). EMI likewise contracts with the Federal government and such contracts are subject to the same auditing standards as those of the Company. Audits and negotiations for the years 1987 through 1993 have recently been completed and cost disallowances as a result of audit and negotiation totaled approximately $2,900,000. At the time of acquisition, reserves for such cost disallowances were established. The Company does not believe that the ultimate resolution of such audits and disallowances will have a material adverse effect on the Company. Audits for the years 1994 and 1995 have yet to be completed.

          The Company enters into various contracts with its clients, which include fixed-price contracts. To date, in fiscal 1998, 24.9% of the Company's net revenue was derived from fixed-price contracts. Under a fixed-price contract, the customer agrees to pay a specified price for the Company's performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, problems with new technologies and economic and other changes that may occur over the contract period. Losses under fixed-price contracts, should they occur, could have a material adverse effect on the Company.

          The Company contracts with both domestic and international customers. Certain contracts with international customers are denominated in a currency other than the U.S. dollar. Contracts denominated in any currency other than the U.S. dollar contain certain inherent risks, including risks on foreign currency translation and risks in expatriating funds from foreign countries. To date, in fiscal 1998, 2.3% of the Company's net revenue was derived from the international marketplace, compared to 3.7% for fiscal 1997.
 As the Company's net revenue derived from the international marketplace increases, so do the risks associated in realizing the full contract value of those contracts denominated in foreign currencies. The Company is currently evaluating options to hedge future potential losses from foreign currency transactions.

          CONFLICTS OF INTEREST. Many of the Company's clients are concerned about potential or actual conflicts of interest in retaining environmental consultants and engineers. For example, Federal government agencies have formal policies against continuing or awarding contracts that would create actual or potential conflicts of interest with other activities of a contractor. These policies, among other things, may prevent the Company in certain cases from bidding for or performing contracts resulting from or relating to certain work the Company has performed for the government. In addition, services performed for a private client may create a conflict of interest which precludes or limits the Company's ability to obtain work from other public or private entities. The Company has, on occasion, declined to bid on a project because of an actual or potential conflict of interest.

          POTENTIAL VOLATILITY OF STOCK PRICE. The market price of the Company's Common Stock may be significantly affected by factors such as quarter-to-quarter variations in the Company's results of operations, changes in environmental legislation and changes in investors' perception of the business risks and conditions in the environmental services business. In addition, market fluctuations, as well as general economic or political conditions, may adversely affect the market price of the Company's Common Stock, regardless of the Company's actual performance.

          QUALIFIED PROFESSIONALS. The Company's ability to attract and retain qualified scientists and engineers is an important factor in determining the Company's future growth and success. The market for environmental professionals is competitive and there can be no assurance that the Company will continue to be successful in its efforts to attract and retain such professionals.

                        TETRA TECH, INC.

          Through a network of more than 100 offices, Tetra Tech provides comprehensive resource management, infrastructure and telecommunications support services including research and development, applied science and management consulting, engineering and architectural design, construction
management, and operation and maintenance.   Tetra Tech provides these
services to a broad base of customers worldwide. The Company's principal executive offices are located at 670 N. Rosemead Boulevard, Pasadena, California 91107-2190 and its telephone number is (626) 351-4664.

                          ACCOUNTING PRONOUNCEMENTS

          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE, which the Company has adopted. The Statement replaces the presentation of primary Earnings Per Share (EPS) with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS is computed similarly to fully diluted EPS pursuant to Accounting Principles Board Opinion No.15. The following table presents selected consolidated financial data, including EPS computed in accordance with SFAS No. 128, for the past five years.

                                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                   FISCAL YEARS ENDED
                                                       ----------------------------------------------------------------------
                                                       SEPT. 28,(2)   SEPT. 29,(3)    OCT. 1,(4)      OCT. 2,(5)     OCT. 3,
                                                           1997           1996           1995           1994           1993
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Gross revenue.........................................   $246,767       $220,099       $120,034        $96,472        $74,488
Subcontractor costs...................................     55,976         59,062         32,160         28,653         23,323
                                                         --------       --------       --------        -------        -------
Net revenue...........................................    190,791        161,037         87,874         67,819         51,165
Cost of net revenue...................................    141,019        122,084         65,484         51,069         38,628
                                                         --------       --------       --------        -------        -------
Gross profit..........................................     49,772         38,953         22,390         16,750         12,537
Selling, general and administrative expenses..........     25,173         21,218         10,634          7,589          5,696
                                                         --------       --------       --------        -------        -------
Income from operations................................     24,599         17,735         11,756          9,161          6,841
Net interest income (expense).........................        (20)          (776)           833            354            290
Income before income taxes............................     24,579         16,959         12,589          9,515          7,131
Income tax expense....................................     10,323          6,854          5,036          3,806          2,852
                                                         --------       --------       --------        -------        -------
Net income............................................    $14,256        $10,105         $7,553         $5,709         $4,279
                                                         --------       --------       --------        -------        -------
                                                         --------       --------       --------        -------        -------
Net income per share(1)-basic.........................      $0.76          $0.58          $0.46          $0.35          $0.27
                                                            -----          -----          -----          -----          -----
                                                            -----          -----          -----          -----          -----
Net income per share(1)-diluted.......................      $0.72          $0.56          $0.45          $0.34          $0.26
                                                            -----          -----          -----          -----          -----
                                                            -----          -----          -----          -----          -----
Weighted average shares outstanding(1):
 Basic................................................     18,697         17,481         16,468         16,371         16,074
 Diluted..............................................     19,725         18,065         16,917         16,649         16,334
                                                          SEPT. 28,      SEPT. 29,       OCT. 1,        OCT. 2,       OCT. 3,
                                                            1997           1996           1995           1994           1993
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA
Working Capital.......................................    $42,539        $32,739        $39,872        $24,833        $23,722
Total Assets..........................................    159,513         88,463         92,930         51,606         38,572
Long-Term Obligations, Excluding
 Current Installments.................................         --             --         19,045             --             --
Stockholders' equity..................................    107,641         63,269         41,496         33,507         26,446

-------------------
(1) Reflects the effect, on a retroactive basis, of a 5-for-4 stock split, effected in the form of a 25% stock dividend, in December 1997.

(2) Includes the results of operations and financial positions of IWA Engineers (acquired December 11, 1996), FLO Engineering, Inc.
      (acquired December 20, 1996), SCM Consultants, Inc. (acquired March 19,
      1997), Whalen & Company, Inc. (acquired June 11, 1997) and Commsite Development Corporation (acquired July 11, 1997) from the dates set forth in the related purchase agreements.

(3) Includes the results of operations and financial position of KCM, Inc. (acquired November 7, 1995) from the date set forth in the related purchase agreement.

(4) Includes the results of operations and financial position of Tetra Tech EM Inc., formerly known as PRC Environmental Management, Inc. (acquired September 15, 1995.) from the date set forth in the related purchase agreement.

(5) Includes the results of operations and financial positions of Simons, Li & Associates, Inc. (acquired October 4, 1993) and Hydro-Search, Inc. (acquired June 3, 1994) from the dates set forth in the related purchase agreements.

                              USE OF PROCEEDS

     All of the shares of Common Stock covered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

                   PRINCIPAL AND SELLING STOCKHOLDERS

     On March 26, 1998, Tetra Tech completed the acquisition of C.D.C. Engineering, Inc., a California corporation ("CDC"), pursuant to the terms of an Agreement and Plan and Reorganization (the "CDC Agreement") dated March 26, 1998 among Tetra Tech, CDC, CDC Acquisition Corporation, a California corporation and a wholly-owned subsidiary of Tetra Tech ("CDC Acquisition"), and the shareholders of CDC. The CDC Agreement provided for the merger of CDC Acquisition with and into CDC (the "CDC Merger"). As a result of the CDC Merger, CDC became a wholly-owned subsidiary of Tetra Tech. In connection with the CDC Merger, subsequent to the purchase price adjustment required by the CDC Agreement, Tetra Tech (i) issued to the shareholders of CDC an aggregate of 56,848 shares of Common Stock and (ii) paid to the shareholders of CDC an aggregate of $332,159 in cash.

     The shares of Common Stock to be sold hereunder were issued to the former shareholders of CDC (collectively, the "Selling Stockholders") in connection with the CDC Merger.

     The following table sets forth information regarding the ownership of the Company's Common Stock as of July 15, 1998 by (i) all those persons known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and certain executive officers of the Company,
(iii) all executive officers and directors as a group, and (iv) each Selling Stockholder. Except as otherwise noted, the Company knows of no agreements among its stockholders which relate to voting or investment power over its Common Stock.

                                               NUMBER OF       NUMBER OF     PERCENTAGE OF
                                                SHARES         SHARES OF        SHARES
                                             BENEFICIALLY    COMMON STOCK    BENEFICIALLY
NAME OF BENEFICIAL OWNER(1)                      OWNED          OFFERED        OWNED(1)
Li-San Hwang (2)
 Tetra Tech, Inc.
 670 N. Rosemead Blvd.
 Pasadena, California 91107. . . . .            1,338,481           --              6.0%

Daniel A. Whalen (3)
 Whalen & Company, Inc.
 3675 Mt. Diablo Blvd.
 Suite 360
 Lafayette, California  94549. . . .            3,642,920           --             16.3

Pilgrim Baxter & Associates, Ltd. (4)
 Harold J. Baxter
 Gary I. Pilgrim
 1255 Drummers Lane
 Wayne, Pennsylvania  19087. . . . .            2,298,565           --             10.3

J. Christopher Lewis (5) . . . . . .               63,126           --                *

Patrick C. Haden (6) . . . . . . . .               19,464           --                *

James J. Shelton (7) . . . . . . . .               12,083           --                *

Thomas D. Brisbin (8). . . . . . . .               37,334           --                *

Charles R. Faust (9) . . . . . . . .               35,054           --                *

James M. Jaska (10). . . . . . . . .               42,454           --                *

All directors and executive officers
 as a group (12 persons) (11). . . .            5,502,376           --             24.6

       SELLING STOCKHOLDERS

Lorenzo A. Gaglio. . . . . . . . . .               28,424         28,424              *

Robert L. Ozibko . . . . . . . . . .               28,424         28,424              *

---------------
*     Amount represents less than 1% of the Company's Common Stock.
(1) Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property rules where applicable and the information contained in this table and these notes.

(2) Excludes an aggregate of 20,991 shares of Common Stock owned by Dr. Hwang's adult children as to which Dr. Hwang disclaims beneficial ownership. Includes 12,792 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(3) Includes 3,003,307 shares of Common Stock held by Daniel A. Whalen and Katherine C. Whalen as Trustees for the Whalen Family Trust U/A/D 4/30/92, (ii) 500,000 shares of Common Stock held by Daniel A. Whalen and Katherine C. Whalen as Trustees for the Whalen 1997 Charitable Remainder Unitrust, (iii) 22,748 shares of Common Stock held by Daniel
      A. Whalen and Katharine C. Whalen as Trustees for the MJW Whalen Trust 1997 - D, (iv) 22,748 shares of Common Stock held by Daniel A. Whalen and Katharine C. Whalen as Trustees for the ACW Whalen Trust 1997 - D,
      (v) 22,748 shares of Common Stock held by Daniel A. Whalen and Katharine C. Whalen as Trustees for the MCW Whalen Trust 1997 - D, (vi) 22,748 shares of Common Stock held by Daniel A. Whalen and Katharine C. Whalen as Trustees for the MJW Whalen Trust 1997 - K, (vii) 22,748 shares of Common Stock held by Daniel A. Whalen and Katharine C. Whalen as Trustees for the ACW Whalen Trust 1997 -K, and (viii) 22,748 shares of Common Stock held by Daniel A. Whalen and Katharine C. Whalen as Trustees for the MCW Whalen Trust 1997 - K. All information regarding share ownership is taken from and furnished in reliance upon the
      Schedule 13D (Amendment No. 1), dated as of February 17, 1998, filed by Daniel A. Whalen. Also includes 3,125 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(4) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G (Amendment No. 6), dated as of April 9, 1998, jointly filed by Pilgrim Baxter & Associates, Ltd., Harold J. Baxter and Gary I. Pilgrim.

(5) Includes 12,204 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(6) Excludes an aggregate of 2,147 shares of Common Stock owned by Mr. Haden's wife as to which Mr. Haden disclaims beneficial ownership. Includes 12,204 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(7) Includes 2,930 shares held by James J. Shelton, Sarah Belle Shelton and James J. Shelton, Jr., Trustees of the James J. Shelton and Sarah Belle Shelton Family Trust dated August 19, 1987, and 9,153 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(8) Includes 36,719 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(9) Includes 12,839 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998. Additionally, Dr. Faust's minor children own an aggregate of 1,758 shares of Common Stock as to which Dr. Faust disclaims beneficial ownership.

(10) Includes 41,933 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

(11) Includes 204,049 shares issuable with respect to stock options exercisable within 60 days after July 15, 1998.

     Both Selling Stockholders are employees of CDC, and neither Selling Stockholder has had any material relationship with the Company, or any of its predecessors or affiliates. Because the Selling Stockholders may sell all or part of their shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by either Selling Stockholder upon termination of any offering made hereby.

                            PLAN OF DISTRIBUTION

     The Shares are being registered to permit public secondary sales of the Shares by the Selling Stockholders from time to time until the earlier of (i) such date as all of the Shares offered by have been sold or (ii) such time as all of the Shares offered hereby can be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144(k) promulgated thereunder. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions and fees and the expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares.

     Any distribution hereunder of the Common Stock by the Selling Stockholders may be effected from time to time in one or more of the following transactions: (a) through brokers acting as principal or agent, in transactions (which may involve block transactions), in special offerings, on the Nasdaq National Market, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire shares of Common Stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, or (e) by any other legally available means. Also, offers to purchase the Common Stock may be solicited by agents designated by the Selling Stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold hereunder unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

     The Company has been advised that, as of the date hereof, the Selling Stockholders have made no arrangement with any broker for the sale of their shares of Common Stock. The Selling Stockholders and any underwriters, brokers or dealers involved in the sale of the Common Stock may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Stockholders and such brokers and dealers disclaim such status.

                                 LEGAL MATTERS

     The validity of the Common Stock in respect of which this Prospectus is being delivered will be passed on for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 28, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NUS Environmental for the year ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K/A dated December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.